MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

VIA EDGAR CORRESPONDENCE

September 5, 2018

Mr. Mark A. Cowan

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MainStay Funds Trust (“Registrant”) (SEC File No. 811-22321) Post- Effective Amendment No. 130 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Mr. Cowan:

I am writing in response to comments you provided to me via email August 15, 2018, with respect to the Amendment. The Amendment was filed with the Securities and Exchange Commission (“Commission”) on July 2, 2018 and relates only to MainStay U.S. Government Liquidity Fund (the “Fund”). On behalf of the Registrant, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as the Amendment, except as defined here.

Comment 1: In the section entitled “More About Investment Strategies and Risks” please clarify whether or not loan participation and floating rate securities qualify as government securities.

Response: The requested change will be made in connection with the Registrant’s next annual update.

Comment 2: In the section entitled “More About Investment Strategies and Risks” please identify the mortgage-backed securities in which the Fund will invest that qualify as government securities. These should be for most part mortgage backed and asset backed issued by U.S. government, its agencies etc. Some examples (CLOs etc) appear to be broader than what would qualify as "government securities". Are these the other 0.5% that the Fund can invest?

Response: The requested change will be made in connection with the Registrant’s next annual update. As a “government money market fund” pursuant to Rule 2a-7 under the 1940 Act, the Fund invests 99.5% or more of its total assets in cash, “government securities” and/or repurchase agreements that are “collateralized fully” (i.e., collateralized by cash and/or government securities).  The Fund may invest up to 0.5% of its total assets in other investments that are otherwise deemed to be eligible securities for purposes of Rule 2a-7, which may include mortgage-backed securities.

Comment 3: In the sixth paragraph of Item 11 - Investor Information, please clarify that you will generally pay redemptions proceeds on the next business day following a redemption request received in good order, for all methods of payment or specify which methods of payment as per Item 11(c)(7) of Form N-1A.

Response: The requested change will be made in connection with the Registrant’s next annual update.

Please contact the undersigned at 201-685-6221 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert, Jr.

Thomas C. Humbert, Jr.

Assistant Secretary